NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on April 16, 2012, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(2) That the entire class of this security was redeemed or paid at maturity or retirement on April 2, 2012. The Corporate Units are comprised of a purchase contract obligating the holder to purchase shares of Johnson Controls, Inc. Common Stock. Each purchase contract that is a component of a debenture obligates the holder to purchase, and obligate the Company to sell, on April 2, 2012, which is referred to as the purchase contract settlement date, for $50 in cash, a number of newly issued shares of the Company's common stock equal to the 'settlement rate'. The Corporate Unit was settled on April 2, 2012 at a settlement rate of 4.89 Johnson Controls, Inc. Common Stock per contract. Corporate Unit holders also received $1.438053 consideration per Corporate Unit. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on April 3, 2012.